UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

AMERICAN CAPITAL, LTD.

(Name of Company)

2 Bethesda Metro Center, 14th Floor

Bethesda, Maryland 20814

Address of Principal Business Office

(Number and Street, City, State and Zip Code)

(301) 951-6122

Telephone Number (including area code)

814-00149

File Number under the Securities Exchange Act of 1934

American Capital, Ltd. (the “Company”) is withdrawing its election under section 54(a) of the Act on the following basis for filing this Notification of Withdrawal:

On January 3, 2017, the Company, which has elected to be treated as a business development company, merged with Orion Acquisition Sub, Inc., with the Company continuing as the surviving company in the merger. As a result of the merger, the Company is a wholly-owned subsidiary of Ares Capital Corporation, a business development company.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Bethesda, Maryland on the third day of January, 2017.

AMERICAN CAPITAL, LTD.

By:	/s/ Samuel A. Flax
	Name:	Samuel A. Flax
	Title:	Executive Vice President, General Counsel and Secretary

Attest:		/s/ John R. Erickson
	Name:	John R. Erickson
	Title:	President, Structured Finance and Chief Financial Officer